Mail Stop 4561

								December 1, 2005


Eric Seidel
President and Chief Executive Officer
eAutoclaims, Inc.
110 E. Douglas Road
Oldsmar, Florida 34677

Re:	eAutoclaims, Inc.
	Registration Statement on Form S-1
	Filed November 25, 2005
	File No. 333-129964
	Form 10-K for Fiscal Year Ended July 31, 2005
	Filed October 31, 2005
	File No. 0-23903


Dear Mr. Seidel:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Form 10-K for the Fiscal Year ended July 31, 2005

General

1. Please revise your certifications to use the language exactly as set forth in Item 601(b)(31) of Regulation S-K. We note, for example, that the evaluation of disclosure controls and procedures is to be as of the end of the period covered by the Form 10-K, whereas yours is as of a date within 90 days prior to the filing of the Form 10-K. Please refer to Release No. 33-8238, effective August 14, 2003, and
Release No. 33-8618, effective September 29, 2005.


*  *  *  *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Paul Fischer at (202) 551-3415 or me at (202) 551-3780.

Sincerely,



Karen Garnett
Assistant Director



cc:	Michael T. Cronin, Esq. (via facsimile)

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Eric Seidel
eAutoclaims, Inc.
December 1, 2005
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